Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-261641) and Form F-3 (No. 333-264771) of our report dated March 31, 2023, except as to Note 1b, which is as of August 14, 2023, with respect to the consolidated financial statements of Otonomo Technologies Ltd.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

Tel Aviv, Israel
August 24, 2023